FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 7, 2020, announcing that Gilat's Airborne Technology Enables Opening-up of the Chinese Ka-Band IFEC Market and Driving a Multi-Million Dollar Market Opportunity.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated July 7, 2020	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat's Airborne Technology Enables Opening-up of the
Chinese Ka-Band IFEC Market and Driving a Multi-Million
Dollar Market Opportunity

Passengers flying with China's Qingdao Airlines are enjoying In-Flight Entertainment and
Connectivity (IFEC) service, provided by FTS over China Satcom's Ka-HTS satellite, and powered by Gilat's Taurus aero modem

Petah Tikva, Israel, July 7, 2020 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announces that Gilat's aero modem, Taurus, is powering In-flight Entertainment and Connectivity (IFEC) service to China's Qingdao Airlines. The service is provided by China Satcom, over CS-16 Ka-HTS satellite together with its partner China TDT LINK (contents/service provider to passengers). The whole Ka-band IFEC system was integrated by FTS, a leading Chinese system integrator, who received the STC/VSTC for this IFEC early this year. This milestone of opening-up of the Chinese Ka-band IFEC market is the driver for a multi-million-dollar market opportunity.

The Qingdao Airlines’ A320 aircraft has started to provide the Ka band satcom based IFEC commercial service, after a very successful flight from Qingdao to Chengdu on July 7, 2020, with its IFEC system formally open to the passengers for the first time. As of today, there are more than 3,500 commercial aircraft operating in China and this aircraft is the first one retrofitted with a Ka band IFEC system.

"Gilat is proud to have been selected by our long-term partners China Satcom and FTS, and most pleased with the joint effort of integrating our proven IFC modem, Taurus, to enable opening of the Chinese skies for broadband connectivity,” said Yuan Si, China Country Manager for Gilat. "Gilat views China as a strategic focus area, and this success marks yet another important landmark in Gilat's vision of enabling plentiful quality affordable broadband connectivity everywhere. We look forward to continued collaboration with our strategic partners, to jointly reap the benefits of this multi-million-dollar China IFC market."

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the Company’s Securities and Exchange Commission filings.  We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com